Consolidated Statements of Income – unaudited

	Three months ended March 31
In millions, except per share data	2021	2020
Revenues (Note 3)	$3,535	$3,545
Operating expenses
Labor and fringe benefits	785	743
Purchased services and material	549	578
Fuel	364	360
Depreciation and amortization	404	392
Equipment rents	89	105
Casualty and other	154	152
Recovery of loss on assets held for sale (Note 4)	(137)	—
Total operating expenses	2,208	2,330
Operating income	1,327	1,215
Interest expense	(130)	(139)
Other components of net periodic benefit income (Note 5)	96	78
Other income (loss)	(2)	11
Income before income taxes	1,291	1,165
Income tax expense (Note 6)	(317)	(154)
Net income	$974	$1,011
Earnings per share (Note 7)
Basic	$1.37	$1.42
Diluted	$1.37	$1.42
Weighted-average number of shares (Note 7)
Basic	711.0	712.3
Diluted	712.8	713.9
Dividends declared per share	$0.615	$0.575
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended March 31
In millions	2021	2020
Net income	$974	$1,011
Other comprehensive income (Note 12)
Net gain (loss) on foreign currency translation	(57)	452
Net change in pension and other postretirement benefit plans (Note 5)	72	62
Other comprehensive income before income taxes	15	514
Income tax recovery (expense)	(33)	68
Other comprehensive income (loss)	(18)	582
Comprehensive income	$956	$1,593
See accompanying notes to unaudited consolidated financial statements.
10 CN | 2021 Quarterly Review – First Quarter

Consolidated Balance Sheets – unaudited

	March 31	December 31
In millions	2021	2020
Assets
Current assets
Cash and cash equivalents	$518	$569
Restricted cash and cash equivalents (Note 8)	529	531
Accounts receivable	1,177	1,054
Material and supplies	633	583
Other current assets (Note 9)	517	365
Total current assets	3,374	3,102

Properties	39,816	40,069
Operating lease right-of-use assets (Note 10)	403	435
Pension asset	955	777
Intangible assets, goodwill and other	416	421
Total assets	$44,964	$44,804
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,162	$2,364
Current portion of long-term debt	676	910
Total current liabilities	2,838	3,274

Deferred income taxes	8,406	8,271
Other liabilities and deferred credits	529	534
Pension and other postretirement benefits	759	767
Long-term debt	12,252	11,996
Operating lease liabilities (Note 10)	289	311
Shareholders' equity
Common shares	3,710	3,698
Common shares in Share Trusts (Note 8)	(96)	(115)
Additional paid-in capital	368	379
Accumulated other comprehensive loss (Note 12)	(3,490)	(3,472)
Retained earnings	19,399	19,161
Total shareholders' equity	19,891	19,651
Total liabilities and shareholders' equity	$44,964	$44,804
See accompanying notes to unaudited consolidated financial statements.

CN | 2021 Quarterly Review – First Quarter 11

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2020	710.3	1.3	$3,698	$(115)	$379	$(3,472)	$19,161	$19,651
Net income							974	974
Stock options exercised	0.2		23		(3)			20
Settlement of equity settled awards	0.3	(0.3)		26	(33)		(20)	(27)
Stock-based compensation expense and other					25			25
Repurchase of common shares (Note 8)	(2.1)		(11)				(280)	(291)
Share purchases by Share Trusts	—	—		(7)				(7)
Other comprehensive loss (Note 12)						(18)		(18)
Dividends							(436)	(436)
Balance at March 31, 2021	708.7	1.0	$3,710	$(96)	$368	$(3,490)	$19,399	$19,891

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2019	712.3	1.8	$3,650	$(163)	$403	$(3,483)	$17,634	$18,041
Net income							1,011	1,011
Stock options exercised	0.3		25		(3)			22
Settlement of equity settled awards	0.5	(0.5)		43	(54)		(34)	(45)
Stock-based compensation expense and other					17		—	17
Repurchase of common shares (Note 8)	(3.3)		(17)				(362)	(379)
Share purchases by Share Trusts	—	—		(6)				(6)
Other comprehensive income (Note 12)						582		582
Dividends							(409)	(409)
Balance at March 31, 2020	709.8	1.3	$3,658	$(126)	$363	$(2,901)	$17,840	$18,834
See accompanying notes to unaudited consolidated financial statements.

12 CN | 2021 Quarterly Review – First Quarter

Consolidated Statements of Cash Flows – unaudited

	Three months ended March 31
In millions	2021	2020
Operating activities
Net income	$974	$1,011
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	404	392
Pension income and funding	(109)	(92)
Deferred income taxes	151	294
Recovery of loss on assets held for sale (Note 4)	(137)	—
Changes in operating assets and liabilities:
Accounts receivable	(129)	(1)
Material and supplies	(49)	(52)
Accounts payable and other	(212)	(406)
Other current assets	1	7
Other operating activities, net	58	27
Net cash provided by operating activities	952	1,180
Investing activities
Property additions	(412)	(603)
Other investing activities, net	(1)	(4)
Net cash used in investing activities	(413)	(607)
Financing activities
Issuance of debt (Note 8)	389	947
Repayment of debt	(258)	(606)
Change in commercial paper, net (Note 8)	13	304
Settlement of foreign exchange forward contracts on debt	(9)	21
Issuance of common shares for stock options exercised	20	22
Withholding taxes remitted on the net settlement of equity settled awards (Note 11)	(27)	(43)
Repurchase of common shares (Note 8)	(277)	(379)
Purchase of common shares for settlement of equity settled awards	—	(2)
Purchase of common shares by Share Trusts	(7)	(6)
Dividends paid	(436)	(409)
Net cash used in financing activities	(592)	(151)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	—	3
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(53)	425
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	1,100	588
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,047	$1,013
Cash and cash equivalents, end of period	$518	$488
Restricted cash and cash equivalents, end of period	529	525
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,047	$1,013
Supplemental cash flow information
Interest paid	$(174)	$(183)
Income taxes refunded (paid)	$(188)	$9
See accompanying notes to unaudited consolidated financial statements.

CN | 2021 Quarterly Review – First Quarter 13

Notes to Unaudited Consolidated Financial Statements
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2020 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect in 2020, was amended in 2021 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. At the end of 2021, banks will no longer be required to report information that is used to determine LIBOR. As a result, LIBOR could be discontinued. Other interest rates used globally could also be discontinued for similar reasons.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company currently has outstanding loans and finance lease obligations referencing LIBOR totaling approximately US$630 million that would be affected by the provisions of this ASU. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied for periods beginning on or after March 31, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

14 CN | 2021 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
3 – Revenues

The following table provides disaggregated information for revenues for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions	2021	2020
Freight revenues
Petroleum and chemicals	$661	$791
Metals and minerals	368	405
Forest products	429	433
Coal	126	143
Grain and fertilizers	713	610
Intermodal	968	849
Automotive	158	193
Total freight revenues	3,423	3,424
Other revenues	112	121
Total revenues (1)	$3,535	$3,545
Revenues by geographic area
Canada	$2,485	$2,438
United States (U.S.)	1,050	1,107
Total revenues (1)	$3,535	$3,545
(1)As at March 31, 2021, the Company had remaining performance obligations related to freight in-transit, for which revenues of $96 million ($91 million as at March 31, 2020) are expected to be recognized in the next period.

Contract liabilities
Contract liabilities represent consideration received from customers for which the related performance obligation has not been satisfied. Contract liabilities are recognized into revenues when or as the related performance obligation is satisfied. The Company includes contract liabilities within Accounts payable and other and Other liabilities and deferred credits on the Consolidated Balance Sheets.
The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions	2021	2020
Beginning balance	$200	$211
Revenue recognized included in the beginning balance	(29)	(6)
Increase due to consideration received, net of revenue recognized	1	1
Ending balance	$172	$206
Current portion - End of period	$99	$38

CN | 2021 Quarterly Review – First Quarter 15

Notes to Unaudited Consolidated Financial Statements
4 – Assets held for sale

In the second quarter of 2020, the Company committed to a plan and began to actively market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario ("non-core lines") representing approximately 850 miles and had met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their then estimated net selling price. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. See Note 9 - Other current assets.
On March 30, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the Surface Transportation Board (STB). As at March 31, 2021, the carrying amount of assets held for sale was adjusted to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million during the quarter includes a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets.
As at March 31, 2021, the criteria for the classification of assets held for sale continued to be met.

5 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2020 Annual Consolidated Financial Statements.
The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
	Pensions		Other postretirement benefits
In millions	2021	2020	2021	2020
Current service cost	$54	$48	$1	$1
Other components of net periodic benefit cost (income)
Interest cost	93	133	1	1
Expected return on plan assets	(262)	(274)	—	—
Amortization of prior service cost	—	1	—	—
Amortization of net actuarial loss (gain)	73	62	(1)	(1)
Total Other components of net periodic benefit cost (income)	(96)	(78)	—	—
Net periodic benefit cost (income)	$(42)	$(30)	$1	$1

Pension contributions
Pension contributions for the three months ended March 31, 2021 and 2020 of $73 million and $68 million, respectively, primarily represent contributions to the Company's main pension plan, the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2021, the Company now expects to make total cash contributions of approximately $140 million for all of the Company's pension plans.

16 CN | 2021 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
6 – Income taxes

Income tax expense was $317 million for the three months ended March 31, 2021, compared to $154 million for the same period in 2020. Income tax expense for the three months ended March 31, 2020 included a current income tax recovery of $141 million resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act.
On March 27, 2020, the U.S. government enacted the CARES Act, a tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic. The CARES Act corporate income tax measures allow for U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million in 2020 to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years.

7 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share as at March 31, 2021 and 2020:

	Three months ended March 31
In millions, except per share data	2021	2020
Net income	$974	$1,011
Weighted-average basic shares outstanding	711.0	712.3
Dilutive effect of stock-based compensation	1.8	1.6
Weighted-average diluted shares outstanding	712.8	713.9
Basic earnings per share	$1.37	$1.42
Diluted earnings per share	$1.37	$1.42
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	0.7	1.2
Performance share units	0.1	0.3

8 – Financing activities

Shelf prospectus and registration statement
Under its current shelf prospectus with Canadian securities regulators and registration statement with the United States Securities and Exchange Commission (SEC), the Company may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date, February 11, 2020.
As at March 31, 2021, the remaining capacity of this shelf prospectus and registration statement was $5.2 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Notes and debentures
For the three months ended March 31, 2021, the Company repaid the following:
•On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021.

For the three months ended March 31, 2020, the Company repaid the following:
•On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity.

Revolving credit facilities
The Company has an unsecured revolving credit facility with a consortium of lenders which is available for general corporate purposes including backstopping the Company's commercial paper programs. On March 31, 2021, the Company's revolving credit facility agreement was amended, to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.0 billion consists of a $1.0 billion tranche maturing on March 31, 2024 and a $1.0 billion tranche maturing on March 31, 2026. Subject to the consent of

CN | 2021 Quarterly Review – First Quarter 17

Notes to Unaudited Consolidated Financial Statements
the individual lenders, the Company has the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three years and five years of the respective tranches. The credit facility provides for borrowings at various benchmark interest rates, plus applicable margins, based on CN's debt credit ratings and sustainability targets. As at March 31, 2021 and December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the three months ended March 31, 2021.
The Company had a $390 million one year revolving credit facility available for working capital and general corporate purposes, which expired on March 27, 2021. As at March 31, 2021 and December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the three months ended March 31, 2021.
Both credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.

Non-revolving credit facility
The Company has a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million through March 31, 2021. The equipment loans made under this facility have a tenor of 20 years, bear interest at a variable rate, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.
On March 31, 2021, the Company issued a US$310 million ($389 million) equipment loan under this facility and repaid US$4 million ($5 million) in the three months ended March 31, 2021.
As at March 31, 2021, the Company had outstanding borrowings of US$595 million ($747 million), at a weighted-average interest rate of 0.82% and had no amount available under this non-revolving term loan facility. As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million), at an interest rate of 0.87% and had US$310 million available under this non-revolving term loan facility.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that could be issued is $2.0 billion, or the US dollar equivalent, on a combined basis.
As at March 31, 2021 and December 31, 2020, the Company had total commercial paper borrowings of US$50 million ($63 million) and US$44 million ($56 million), respectively, at a weighted-average interest rate of 0.10% and 0.13%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.
The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions	2021	2020
Commercial paper with maturities less than 90 days
Issuance	$1,237	$1,658
Repayment	(1,193)	(1,512)
Change in commercial paper with maturities less than 90 days, net	$44	$146
Commercial paper with maturities of 90 days or greater
Issuance	$—	$579
Repayment	(31)	(421)
Change in commercial paper with maturities of 90 days or greater, net	$(31)	$158
Change in commercial paper, net	$13	$304

Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2023, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million.
As at March 31, 2021, and December 31, 2020 the Company had no borrowings under the accounts receivable securitization program and there were no activities for the three months ended March 31, 2021.

18 CN | 2021 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2021, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2024. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at March 31, 2021, the Company had outstanding letters of credit of $420 million ($421 million as at December 31, 2020) under the committed facilities from a total available amount of $490 million ($492 million as at December 31, 2020) and $165 million ($165 million as at December 31, 2020) under the uncommitted facilities.
As at March 31, 2021, included in Restricted cash and cash equivalents was $422 million ($424 million as at December 31, 2020) and $100 million ($100 million as at December 31, 2020) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. After pausing its share repurchases at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic, the Company resumed its share repurchases in the first quarter of 2021 under the current NCIB. The current NCIB allows the Company to repurchase up to 14.0 million common shares between February 1, 2021 and January 31, 2022. As at March 31, 2021, the Company had repurchased 2.1 million common shares for $291 million under its current NCIB.
The Company repurchased 2.0 million common shares under its previous NCIB effective between February 1, 2020 and January 31, 2021, which allowed for the repurchase of up to 16.0 million common shares.
The following table provides the information related to the share repurchases for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions, except per share data	2021	2020
Number of common shares repurchased	2.1	3.3
Weighted-average price per share (1)	$140.70	$116.97
Amount of repurchase (1) (2)	$291	$379
(1)Includes brokerage fees.
(2)Includes settlements in subsequent periods.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP) (see Note 11 – Stock-based compensation). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in Note 18 – Share capital to the Company's 2020 Annual Consolidated Financial Statements.

9 – Other current assets

The following table provides a breakdown of Other current assets as at March 31, 2021 and December 31, 2020:

	March 31	December 31
In millions	2021	2020
Assets held for sale (Note 4)	$260	$90
Prepaid expenses	162	148
Income taxes receivable	59	85
Other	36	42
Total other current assets	$517	$365

CN | 2021 Quarterly Review – First Quarter 19

Notes to Unaudited Consolidated Financial Statements
10 – Leases

The Company engages in short and long-term leases for rolling stock including locomotives and freight cars, equipment, real estate and service contracts that contain embedded leases.
The following table provides the Company’s lease costs for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions	2021	2020
Finance lease cost
Amortization of right-of-use assets	$3	$3
Interest on lease liabilities	1	1
Total finance lease cost	4	4
Operating lease cost	30	35
Short-term lease cost	9	11
Variable lease cost (1)	14	14
Total lease cost (2)	$57	$64
(1)Mainly relates to leases of trucks for the Company's freight delivery service contracts.
(2)Includes lease costs from purchased services and material and equipment rents in the Consolidated Statements of Income.

The following table provides the Company's lease right-of-use assets and lease liabilities, and their classification on the Consolidated Balance Sheets as at March 31, 2021 and December 31, 2020:

		March 31	December 31
In millions	Classification	2021	2020
Lease right-of-use assets
Finance leases	Properties	$472	$477
Operating leases	Operating lease right-of-use assets	403	435
Total lease right-of-use assets		$875	$912
Lease liabilities
Current
Finance leases	Current portion of long-term debt	$67	$70
Operating leases	Accounts payable and other	98	107
Noncurrent
Finance leases	Long-term debt	4	4
Operating leases	Operating lease liabilities	289	311
Total lease liabilities		$458	$492

The following table provides the remaining lease terms and discount rates for the Company's leases as at March 31, 2021 and December 31, 2020:

	March 31	December 31
	2021	2020
Weighted-average remaining lease term (years)
Finance leases	0.6	0.8
Operating leases	6.9	6.8
Weighted-average discount rate (%)
Finance leases	3.06	3.10
Operating leases	2.78	2.79

20 CN | 2021 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
The following table provides additional information for the Company's leases for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions	2021	2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases	$30	$37
Operating cash outflows from finance leases	$1	$1
Financing cash outflows from finance leases	$2	$9
Right-of-use assets obtained in exchange for lease liabilities
Operating lease	$1	$9
Finance lease	$—	$—

The following table provides the maturities of lease liabilities for the next five years and thereafter as at March 31, 2021:

In millions	Finance leases	Operating leases (1)
2021	$68	$85
2022	1	81
2023	—	60
2024	—	42
2025	—	37
2026 and thereafter	3	124
Total lease payments	72	429
Less: Imputed interest	1	42
Present value of lease payments	$71	$387
(1)Includes $70 million related to renewal options that are reasonably certain to be exercised.

CN | 2021 Quarterly Review – First Quarter 21

Notes to Unaudited Consolidated Financial Statements
11 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 19 – Stock-based compensation to the Company's 2020 Annual Consolidated Financial Statements.
The following table provides the Company’s total stock-based compensation expense for awards under all plans, as well as the related tax benefit and excess tax benefit recognized in income, for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions	2021	2020
Share Units Plan (1)	$13	$4
Voluntary Incentive Deferral Plan (VIDP) (2)	1	(1)
Stock option awards	3	3
Employee Share Investment Plan (ESIP)	4	7
Total stock-based compensation expense	$21	$13
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$5	$3
Excess tax benefit recognized in income	$9	$13
(1)Performance share unit (PSU) awards are granted under the Share Units Plan.
(2)Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Share Units Plan
The following table provides a summary of the activity related to PSU awards for the three months ended March 31, 2021:

	Equity settled
	PSUs-ROIC (1)		PSUs-TSR (2)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2020	0.9	$65.06	0.3	$131.57
Granted	0.2	$64.50	0.2	$148.02
Settled (3)	(0.3)	$51.28	(0.1)	$105.26
Forfeited	—	$68.47	—	$142.61
Outstanding at March 31, 2021	0.8	$69.80	0.4	$144.43
(1)The grant date fair value of equity settled PSUs-ROIC granted in 2021 of $17 million is calculated using a lattice-based valuation model. As at March 31, 2021, total unrecognized compensation cost related to all outstanding awards was $24 million and is expected to be recognized over a weighted-average period of 2.1 years.
(2)The grant date fair value of equity settled PSUs-TSR granted in 2021 of $20 million is calculated using a Monte Carlo simulation model. As at March 31, 2021, total unrecognized compensation cost related to all outstanding awards was $27 million and is expected to be recognized over a weighted-average period of 2.1 years.
(3)Equity settled PSUs-ROIC granted in 2018 met the minimum share price condition for settlement and attained a performance vesting factor of 111%. Equity settled PSUs-TSR granted in 2018 attained a performance vesting factor of 99%. In the first quarter of 2021, these awards were settled, net of the remittance of the participants' withholding tax obligation of $27 million, by way of disbursement from the Share Trusts of 0.2 million common shares.

22 CN | 2021 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
Voluntary Incentive Deferral Plan
The following table provides a summary of the activity related to DSU awards for the three months ended March 31, 2021:

	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units
	In millions		In millions
Outstanding at December 31, 2020	0.6	$83.47	0.1
Granted	—	$137.85	—
Settled	—	$86.95	—
Outstanding at March 31, 2021 (3)	0.6	$86.24	0.1
(1)The grant date fair value of equity settled DSUs granted is calculated using the Company's stock price on the grant date. As at March 31, 2021, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $83 million.
(2)The fair value of cash settled DSUs as at March 31, 2021 is based on the intrinsic value. As at March 31, 2021, the liability for all cash settled DSUs was $14 million ($14 million as at December 31, 2020). The closing stock price used to determine the liability was $145.84.
(3)The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

Stock option awards
The following table provides the activity of stock option awards for options outstanding and the weighted-average exercise price for the three months ended March 31, 2021:

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2020 (1)	3.6	$97.15
Granted (2)	0.7	$133.17
Exercised	(0.2)	$83.19
Forfeited	—	$119.67
Outstanding at March 31, 2021 (1) (2) (3)	4.1	$103.08
Exercisable at March 31, 2021 (1) (3)	2.2	$88.12
(1)Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)The grant date fair value of options granted in 2021 of $14 million ($20.38 per option) is calculated using the Black-Scholes option-pricing model. As at March 31, 2021, total unrecognized compensation cost related to all outstanding awards was $21 million and is expected to be recognized over a weighted-average period of 2.8 years.
(3)The weighted-average term to expiration of options outstanding was 7.1 years and the weighted-average term to expiration of exercisable stock options was 5.7 years. As at March 31, 2021, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $174 million and the aggregate intrinsic value of stock options exercisable amounted to $126 million.

Employee Share Investment Plan
The following table provides a summary of the activity related to the ESIP for the three months ended March 31, 2021:

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions, December 31, 2020	0.2	$122.07
Company contributions	—	$139.59
Forfeited	—	$133.02
Vested (1)	(0.1)	$117.33
Unvested contributions, March 31, 2021 (2)	0.1	$130.32
(1)As at March 31, 2021 the total fair value of units purchased with Company contributions that vested was $6 million.
(2)As at March 31, 2021, total unrecognized compensation cost related to all outstanding awards was $10 million and is expected to be recognized over the next twelve months.

CN | 2021 Quarterly Review – First Quarter 23

Notes to Unaudited Consolidated Financial Statements
12 – Accumulated other comprehensive loss

The following tables present the accumulated other comprehensive loss as at March 31, 2021 and 2020:

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at December 31, 2020	$(379)	$(4,161)	$(4,540)		$1,068		$(3,472)
Other comprehensive income (loss) before reclassifications:
Foreign exchange loss on translation of net investment in foreign operations	(166)		(166)		—		(166)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	109		109		(14)		95
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		72	72	(3)	(19)	(4)	53
Amortization of prior service cost		—	—	(3)	—	(4)	—
Other comprehensive income (loss)	(57)	72	15		(33)		(18)
Balance at March 31, 2021	$(436)	$(4,089)	$(4,525)		$1,035		$(3,490)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at December 31, 2019	$(297)	$(4,321)	$(4,618)		$1,135		$(3,483)
Other comprehensive income (loss) before reclassifications:
Foreign exchange gain on translation of net investment in foreign operations	1,098		1,098		—		1,098
Foreign exchange loss on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	(646)		(646)		85		(561)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		61	61	(3)	(17)	(4)	44
Amortization of prior service cost		1	1	(3)	—	(4)	1
Other comprehensive income	452	62	514		68		582
Balance at March 31, 2020	$155	$(4,259)	$(4,104)		$1,203		$(2,901)
(1)The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.
(2)The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.
(3)Reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 5 - Pensions and other postretirement benefits.
(4)Included in Income tax expense in the Consolidated Statements of Income.
24 CN | 2021 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
13 – Major commitments and contingencies

Purchase commitments
As at March 31, 2021, the Company had fixed and variable commitments to purchase information technology services and licenses, rail, wheels, engineering services, locomotives, railroad ties, rail cars as well as other equipment and services with a total estimated cost of $1,278 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.
As at March 31, 2021, the Company had aggregate reserves for personal injury and other claims of $354 million, of which $104 million was recorded as a current liability ($347 million as at December 31, 2020, of which $109 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at March 31, 2021, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
A description of the Company's environmental matters is provided in Note 21 – Major commitments and contingencies to the Company's 2020 Annual Consolidated Financial Statements.
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.
As at March 31, 2021, the Company had aggregate accruals for environmental costs of $58 million, of which $42 million was recorded as a current liability ($59 million as at December 31, 2020, of which $46 million was recorded as a current liability).
The Company anticipates that the majority of the liability at March 31, 2021 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 21 – Major commitments and contingencies to the Company's 2020 Annual Consolidated Financial Statements.
As at March 31, 2021, the Company had outstanding letters of credit of $420 million ($421 million as at December 31, 2020) under the committed bilateral letter of credit facilities and $165 million ($165 million as at December 31, 2020) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $166 million ($168 million as at December 31, 2020), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at March 31, 2021, the maximum potential liability under these guarantee instruments was $751 million ($754 million as at December 31, 2020), of which $687 million ($688 million as at December 31, 2020) related to other employee benefit liabilities and workers' compensation and $64 million ($66 million as at December 31, 2020) related to other liabilities. The guarantee instruments expire at various dates between 2021 and 2025.
As at March 31, 2021, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

CN | 2021 Quarterly Review – First Quarter 25

Notes to Unaudited Consolidated Financial Statements
14 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. As at March 31, 2021, the Company had outstanding foreign exchange forward contracts with a notional value of US$628 million (US$397 million as at December 31, 2020). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur.
For the three months ended March 31, 2021 and 2020, the Company recorded a loss of $13 million and a gain of $126 million, respectively, related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at March 31, 2021, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $11 million, respectively ($nil and $18 million, respectively, as at December 31, 2020).

Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.
The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.
The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at March 31, 2021, the Company's debt, excluding finance leases, had a carrying amount of $12,857 million ($12,832 million as at December 31, 2020) and a fair value of $14,658 million ($16,046 million as at December 31, 2020).

15 – Subsequent events

Proposal to combine with Kansas City Southern ("KCS")
On April 20, 2021, CN submitted a proposal to the Board of Directors of KCS to acquire KCS in a cash-and-stock transaction representing an enterprise value of US$33.7 billion (based on the CN closing price on April 19, 2021, the last trading day prior to CN’s proposal), including the assumption of approximately US$3.8 billion of KCS debt. Under the terms of such proposal, holders of KCS common shares would receive US$325 per share (based on the CN closing price on April 19, 2021), comprised of US$200 in cash and 1.059 shares of CN common stock.
On April 24, 2021, KCS announced that its Board of Directors had unanimously determined that CN’s proposal could reasonably be expected to lead to a “Company Superior Proposal” as defined in KCS’ existing merger agreement with CP and that it would engage in discussions and negotiations with CN.

Repurchase of common shares
As a result of the proposal to combine with KCS, the Company will pause share repurchases and will reassess on an ongoing basis.

26 CN | 2021 Quarterly Review – First Quarter